Exhibit 4.5

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2021, Kandi Technologies Group, Inc. (the “Company,” “we,” “us,” and “our” or “Kandi”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is our common stock, par value $0.001 per share (the “common stock”).

We are incorporated in the State of Delaware. The rights of our shareholders are generally covered by Delaware law and our certificate of incorporation and by-laws. The terms of our common stock are therefore subject to Delaware law, including the Delaware General Corporation Law. The following is a summary of the material terms of our common stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our certificate of incorporation, bylaws, to the applicable provisions of Delaware law, and to Securities Purchase Agreement, the Second RD Purchase Agreement, the Warrants and the Second RD Warrants, the Placement Agent Warrants and the Second RD Placement Agent Warrants, each is defined below.

As of March 10, 2022, there were 77,395,130 shares of our common stock issued and 76,256,345shares of our common stock outstanding, held by approximately 37 shareholders of record.

Our common stock is currently traded on the NASDAQ Global Select Market under the symbol “KNDI.”

Authorized Shares of Common Stock. We currently have authorized 100,000,000 shares of common stock.

Voting. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences. The holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable. All of our issued and outstanding shares of common stock are fully paid and nonassessable.

Equiniti Trust Company (f/k/a Corporate Stock Transfer), 3200 Cherry Creek Drive South, Suite 4301, Denver, Colorado 80209, is the registrar and transfer agent of our common stock.

Delaware Anti-Takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a “business combination,” except under certain circumstances, with an “interested shareholder” for a period of three years following the date such person became an “interested shareholder” unless:

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before such person became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the interested shareholder becoming an interested shareholder;

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upon the consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who also are officers of the corporation and shares held by employee stock plans; or

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at or following the time such person became an interested shareholder, the business combination is approved by the board of directors of the corporation authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds (2/3) of the outstanding voting stock of the corporation which is not owned by the interested shareholder.

For purposes of Section 203, the term “interested shareholder” generally is defined as a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested shareholder status, owned, 15% or more of a corporation’s outstanding voting stock. The term “business combination” includes mergers, asset or stock sales and other similar transactions resulting in a financial benefit to an interested shareholder.   Section 203 makes it more difficult for an “interested shareholder” to effect various business combinations with a corporation for a three-year period. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by shareholders. Presently, we have not opted out of this provision.

Common Stock underlying the Warrants

On November 12, 2020, Kandi entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers (the “Buyers”) pursuant to which the Company sold to the Buyers, in a registered direct offering, an aggregate of 9,404,392 units (the “Units”), each consisting of one share (the “Shares”) of our common stock, and 0.4 warrant to purchase a share of our common stock (the “Warrants”), at a purchase price of $6.38 per share, for aggregate gross proceeds to the Company of $60,000,021, before deducting fees to the placement agent and other estimated offering expenses payable, approximately $3.1 million, by the Company. At the closing, the Company issued Units consisting of an aggregate of 9,404,392 shares of our common stock and Warrants initially exercisable into an aggregate of up to 3,761,757 shares of our common stock. The Warrants have a term of 30 months and are exercisable by the holders at any time after six months of the date of issuance at an exercise price of $8.18 per share. The exercise price of the Warrants is subject to adjustment in the event that the Company issues or is deemed to issue shares of our common stock for less than the applicable exercise price of the Warrants.

The Company issued to FT Global Capital, Inc. (the “Placement Agent”) warrants to purchase an aggregate of up to six percent (6%) of the aggregate number of shares of our common stock sold in the offering, or 564,264 shares of the common stock (the “Placement Agent Warrants”). The Placement Agent Warrants shall generally be on the same terms and conditions as the Warrants, exercisable at a price of $8.18 per share, provided that Placement Agent Warrants will not provide for certain anti-dilution protections included in the Warrants.

On November 24, 2020, Kandi entered into a Securities Purchase Agreement (the “Second RD Purchase Agreement”), with certain purchasers (the “Second RD Buyers”) pursuant to which the Company sold to the Second RD Buyers, in a registered direct offering, an aggregate of 8,849,560 units (the “Second RD Units”), each consisting of one share (the “Second RD Shares”) of our common stock, and a warrant to purchase 0.4 share of our common stock (the “Second RD Warrants”), at a purchase price of $11.30 per share, for aggregate gross proceeds to the Company of $100,000,028, before deducting fees to the placement agent and other estimated offering expenses payable, approximately $5.0 million, by the Company. At the closing, the Company issued Second RD Units consisting of an aggregate of 8,849,560 shares of our common stock and Second RD Warrants initially exercisable into an aggregate of up to 3,539,825 shares of our common stock. The Warrants have a term of 30 months and are exercisable by the holders at any time after the date of issuance at an exercise price of $14.50 per share. The exercise price of the Second RD Warrants is subject to adjustment in the event that the Company issues or is deemed to issue shares of our common stock for less $10.08, or the average closing price of the five trading days prior to the date of the Second RD Purchase Agreement (the “Minimum Price”).

The Company issued to the Placement Agent warrants to purchase an aggregate of up to three percent (3%) of the aggregate number of shares of our common stock sold in the offering, or 265,487 shares of the common stock (the “Second RD Placement Agent Warrants”). The Second RD Placement Agent Warrants shall generally be on the same terms and conditions as the Second RD Warrants, exercisable at a price of $14.50 per share, provided that the Second RD Placement Agent Warrants will not provide for certain anti-dilution protections included in the Second RD Warrants.